EXHIBIT 10

                                                             May 23, 2001





Mr. Hillel Weinberger
667 Madison Avenue
7th Floor
New York, NY  10021-8087


         Re:      News Communications/James Finkelstein

Dear Hillel:

         We refer to a certain letter agreement dated May 8, 2001 between News Communications, James Finkelstein and certain other stockholders of News Communications, including the undersigned. The letter agreement contemplates a potential transaction where a new entity in which Mr. Finkelstein would have a 50.1% ownership interest would acquire News Communications. As part of the transaction certain holders of News Communications securities would receive stock and subordinated notes of the new entity having an aggregate value of $1.30 per share (the "Control Shareholder Consideration"). The remainder of the holders of News Communications securities would be entitled to receive cash and senior subordinated notes of the new entity also having a value of $1.30 per share (the "General Shareholder Consideration").

         You have advised us that, in addition to 24,000 shares of News Communications $10 Convertible Preferred Stock, you are the owner of 150,000 shares of News Communications Common Stock and would like to receive the Control Shareholder Consideration with respect to these shares. Since the terms of the letter agreement cannot be changed at this time, the undersigned are willing to exchange, on a pro rata basis (based upon the number of shares held by the undersigned and affiliates), 150,000 shares of News Communications Common Stock which would be entitled to receive the Control Shareholder Consideration for the 150,000 shares of News Communications Common Stock owned by you with respect to which you would be entitled to receive the General Shareholder Consideration (the "Exchange Shares").

         The undersigned's obligation to make the foregoing exchange is conditioned upon your execution of the letter agreement and the related waiver of the right of the holders of the $10 Convertible Preferred Stock to designate a majority of the members of the Board of News Communications. In addition, you acknowledge and agree that the undertaking of D.H. Blair Investment Banking Corp. set forth in its May 8, 2001 letter to you shall not apply with respect to any shares of the new entity received in respect to the Exchange Shares.

         If the foregoing terms are acceptable to you, it would take place immediately prior to the consummation of the consummation of the transaction described above. Please acknowledge your acceptance of the foregoing by signing where indicated below and returning the same, together with the letter agreement and waiver, to the Paul J. Pollock at Piper Marbury Rudnick & Wolfe LLP, 1251 Avenue of the Americas, New York, New York 10020.

                                         Very truly yours,

                                         D.H. Blair Investment Banking Corp.



                             By:    /s/  J. Morton Davis
                                   ----------------------------------------
                                   Name:  J. Morton Davis
                                   Title:  Chairman


                                  /s/ Wilbur L. Ross, Jr.
                                  ------------------------------------------
                                    Wilbur L. Ross, Jr.


                                   /s/ Melvyn I. Weiss
                                  ---------------------------------------------
                                    Melvyn I. Weiss


                                   /s/ Jerry Finkelstein
                                  ---------------------------------------------
                                   Jerry Finkelstein
ACCEPTED AND AGREED TO:


     /s/ Hillel Weinberger
Hillel Weinberger